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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002

                         TRAMFORD INTERNATIONAL LIMITED
               c/o Jing Tai Industrial Investment Company Limited
                     34th Floor, West Tower, Shun Tak Centre
                      200 Connaught Road Central, Hong Kong
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F  X                              Form 40-F
                      ----                                      ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                       No  X
                 ----                                     ----

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TRAMFORD ANNOUNCED JUNE 30, 2002 INTERIM RESULTS


HONG KONG, September 25, 2002 - Tramford International Limited (NASDAQ: TRFDF) announced today its unaudited consolidated results for the period ended June 30, 2002 (the "2002 Period"). Net loss for the 2002 Period amounted to US$589,000, an increase of US$297,000, compared to US$292,000 of the period ended June 30, 2001 (the "2001 Period"), due primarily to (1) decrease in non-operating income, including interest income and realized gain on marketable securities, by US$180,000, or 77%, to US$54,000, compared to US$234,000 of the 2001 Period, as a result of the economic recession in the Asian region; and (2) increase in administrative expenses by US$129,000, or 36%, to US$486,000, compared to US$357,000 of the 2001 Period, as a result of increased staff recruited for research and development and sales and marketing of the Company.

"We have established our leading role in the government market in the 2002 Period. Our next target is to expand our network security products to the financial and other industries." "The increase in sale of self-developed product secures a higher margin this year. The success in obtaining the qualification as a software company from the China Tax Bureau in September also ensures a further growth in our margin due to a significant reduction in value-added tax charged." Said Jiang Xin Hao, the Company's CEO. "Looking ahead, the commencement of the tendering process of the nation-wide "Electronic Government" projects in the third quarter of this year certainly will cause ample business opportunities to us. We will capitalize on our specific relationship with Beijing Holdings Limited, our major shareholder which is also the sole window company of the Beijing People's Municipal Government established in Hong Kong, in positively assisting us in these tenders."

"Even the net loss for the 2002 Period only recorded a slight decrease, we are confident of further reducing it in the coming months" Said Michael Siu, the Company's CFO, "Because: (1) our existing contracts will be continuously completed in the coming months; (2) our administrative expenses will be further reduced by moving into a new office in September which only cost two-third of the original rent paid as in the old premise; and (3) quality staff will be recruited to replace the inefficient staff. Our efforts, no matter whenever, will be in making our operations value-added"

Note: This announcement contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as "may", "will", "intend" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this announcement that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

FOR FURTHER INFORMATION:
AT THE COMPANY

MICHAEL SIU
CHIEF FINANCIAL OFFICER
TEL: 011-852-25479800
FAX: 011-852-28577513


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TRAMFORD INTERNATIONAL LIMITED
FINANCIAL SUMMARY TABLE (UNAUDITED)
(Amount expressed in thousand, except per share data)

STATEMENTS OF OPERATIONS


                                                                    2001 Period            2002 Period
                                                    Note                    US$                    US$
                                                    ----            -----------            -----------
Net sales                                              2                    506                    274

Operating loss                                         3                    571                    744

Net loss                                                                    292                    589

Net loss per share                                                        0.042                  0.085

Weighted average common shares outstanding
                                                                          6,906                  6,895


BALANCE SHEETS

                                                                 As at June 30,         As at June 30,
                                                                           2001                   2002
                                                                            US$                    US$
                                                                 --------------         --------------

Total assets                                           4                 12,113                  8,925

Total liabilities                                      5                  3,234                  1,694

Shareholders' equity                                                      8,368                  6,968


The functional currency of the Company is Renminbi ("Rmb"). For the convenience of the reader, translation of amounts from Renminbi into United State Dollars ("US$") has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2002 of Rmb 8.2771 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company believes the following critical accounting policies may affect its judgments and estimates used in the preparation of the interim consolidated financial statements: -

(a) Revenues - Revenues comprise product sales and provision of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (III) the seller's price to the buyer is fixed or determinable; and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services.

(b) PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over

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the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating (expense)/income in the Statement of Operations. Maintenance and repair costs are expenses as incurred. The estimated useful lives of property, plant and equipment are as follows: -


Motor vehicles .............................................. 5 years
Furniture, fixtures, office and computer equipment........... 3 years
Leasehold improvements........................................shorter of 3 years or over leased term

(c) INTANGIBLE ASSETS - Intangible asset represents technology platform for the development of server switch and network security device acquired by the Company for cash. It is recognized at cost and is amortized on a straight-line basis over its estimated useful life. In 2001, after considering the business environment and the expected pattern of future economic benefit inflow from the intangible asset, the Company revised its amortization period from five years to three years. The revised estimate had been adopted prospectively from January 1, 2001 and resulted in an increased amortization charge of US$81 in 2001. For the 2002 Period, amortization on intangible assets charged against net income amounted to US$80.

(d) SOFTWARE DEVELOPMENT COST - Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred. Capitalization of costs will happen during the period when a technological feasibility of the licensed program is established to the product is produced for general release to the market. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to two years commencing when the products are generally released to the market. For the 2002 Period, amortization on software development costs charged against net income amounted to US$5. The Company performs periodic reviews to ensure that unamortized costs remain recoverable from future revenue. The Company charges costs to support or service licensed programs against net income as the costs are incurred.

(e) GOODWILL - Goodwill represents cost in excess of the fair value of net assets acquired and was amortized on a straight-line basis over a period of twenty years. In 2001, after considering the business environment and the expected pattern of future economic benefit inflow from this goodwill, the Company revised its amortization period to five years. The revised estimate had been adopted prospectively from January 1, 2001 and the increased amortization charge of US$358 had been charged against net income in 2001. For the 2002 Period, US$205 was charged against net income as amortization of goodwill.

(f) IMPAIRMENT OF LONG-LIVED ASSETS - The Company periodically evaluates the carrying value of its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

(g) SHORT-TERM INVESTMENTS - The Company invests in highly liquid investments with maturity less than one year, at the time of purchase that are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Company maintains cash and cash equivalents and short-term investments with a related company and a PRC security firm. Periodic evaluations are performed on the relative credit standing of these parties that are considered in the


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Company's investment strategy.

(h) MARKETABLE SECURITIES - Marketable securities are defined as securities available-for-sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Marketable securities are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income until realized.

(i) EARNINGS PER SHARE - The Company adopted the provisions of SFAS No. 128 "Earnings per share". This statement establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It also requires dual presentation of basic EPS, which is based on the weighted-average number of common shares outstanding, and diluted EPS, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding.

(j) STOCK OPTIONS - The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NOTE 2:  NET SALES

An analysis of the net sales for the 2002 Period was as follows: -


                                       2001 Period            2002 Period
                                          US$         %          US$        %
                                   ---------------------   -------------------

Sales of goods                             38       7.5          136     49.8
Provision of services                     468      92.5          137     50.2
                                   ---------------------   -------------------
                                          506     100.0          273    100.0
                                   =====================   ===================

Decrease in net sales of provision of services was mainly due to reduction of investments in information technology by our customers in Hong Kong, which caused the decrease in average number of professional staff recruited in the 2002 Period. However, following the formal registration and approval by the relevant Bureaus of the Chinese government, our security products were well accepted by the government since the second quarter. The existing uncompleted contracts amounted to US$794. We believed the proportion of sales of goods will steadily increase in future to compensate the loss in provision of services.

NOTE 3:  OPERATING LOSS

Operating loss was incurred after charging the following items: -


                                                      2001 Period           2002 Period
                                                              US$                   US$
                                                  ------------------   ----------------

Amortization of consolidation goodwill                        201                   205
Amortization of intangible assets                              96                    80


NOTE 4:  TOTAL ASSETS

                                                     As at June 30,     As at June 30,
                                                               2001               2002
                                                                US$                US$
                                                  ------------------   ----------------

Cash and cash equivalents                                     6,158              5,398
Fixed assets                                                    243                129
Consolidation goodwill                                        1,830              1,365
Intangible assets                                               362                201
Other assets                                                  3,520              1,832
                                                  ------------------   ----------------
                                                             12,113              8,925
                                                  ==================   ================


Reduction in cash and cash equivalents was mainly attributable to the partial settlement of consideration payable (included in "Other payables and accruals") on the acquisition of BHL Networks Technology Company Limited.

NOTE 5:  TOTAL LIABILITIES

                                                     As at June 30,     As at June 30,
                                                               2001               2002
                                                                US$                US$
                                                  ------------------   ----------------

Accounts payables                                                43                  5
Accrued wages                                                    57                 23
Tax payables                                                     80                 73
Contract income received in advance                             105                326
Other payables and accruals                                   2,949              1,267
                                                  ------------------   ----------------
                                                              3,234              1,694
                                                  ==================   ================


NOTE 6:  OFF-BALANCE SHEET ARRANGEMENTS

The Company is neither engaged in any kind of off-balance sheet arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitment and the capital commitments for purchase of a property for an on behalf of a related company, which in aggregate amounted to Rmb 773 (US$93) of which Rmb 300 (US$36) had been paid as deposit, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.